Exhibit 4.2

DESCRIPTION OF SECURITIES OF
MERITAGE HOMES CORPORATION
REGISTERED UNDER SECTION 12
OF THE EXCHANGE ACT.

The following description of the material terms of the shares of Meritage Homes Corporation registered under the Section 12 of the Securities Exchange Act of 1934, as amended, is only a summary and is subject to, and qualified in its entirety by reference to, the more complete descriptions of such shares in the following documents: (a) Meritage Homes Corporation’s charter, which we refer to as our charter, and (b) Meritage Homes Corporation’s Amended and Restated Bylaws, which we refer to as our bylaws, copies of which are exhibits to this Annual Report on Form 10-K. Please note that references to “we,” “our” and “us” refer only to Meritage Homes Corporation.

Common Stock

We are authorized to issue up to 125,000,000 shares of common stock, $0.01 par value per share.

Holders of shares of common stock are entitled to participate equally and ratably in dividends and in distributions available for the common stock on liquidation. We do not intend to declare cash dividends in the foreseeable future. Earnings are expected to be retained to finance the continuing development of the business. Future cash dividends, if any, will depend upon our financial condition, results of operations, capital requirements, compliance with debt covenants of existing and future indebtedness and credit facilities, as well as other factors considered relevant by our board of directors. Each share is entitled to one vote for the election of directors and upon all other matters on which the common stockholders vote. Holders of common stock do not have preemptive rights and are not entitled to cumulative votes in the election of directors.

Our common stock is listed under the symbol “MTH” on the New York Stock Exchange. The transfer agent and registrar for our common stock is Computershare, Inc.

Certain Provisions of Maryland Law

We are incorporated in Maryland and are subject to the provisions of the Maryland General Corporation Law (the “MGCL”), certain of which provisions are discussed below.

Business Combinations. Under the Maryland Business Combination Act, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include certain mergers, consolidations, share exchanges or asset transfers, loans, transfers or issuances or reclassifications of equity securities. An interested stockholder is defined as:

•any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

•an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•80% of the votes entitled to be cast by the outstanding shares of voting stock of the corporation voting together as a single voting group; and
•two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder voting together as a single voting group.

These super-majority vote requirements do not apply to certain business combinations if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares and the corporation and interested stockholder meet certain other requirements.

The MGCL provides for various exemptions from its provisions, including business combinations that are exempted by resolution of the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

The business combination statute could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.
A Maryland corporation may opt out of the statute by provision in its charter or by resolution of its board of directors. No such charter provision or board resolution has been adopted by us.

Control Share Acquisitions. The Maryland Control Share Acquisition Act provides that “control shares” (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) of a Maryland corporation acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of outstanding control shares) have no voting rights, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding all interested shares. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares of common stock. We cannot give any assurance that such provision will not be amended or eliminated at any time in the future.

Certain Provisions of our Charter and Bylaws

Our charter and bylaws include provisions that could make a change in control more difficult. These provisions are intended to preserve the continuity and stability of our board of directors and the policies formulated by our board of directors, as well as avoid unintended ownership changes and preserve the value of our tax benefits for future utilization. The following is a summary of the provisions or our charter and bylaws that we consider material, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our charter and bylaws.

Charter. In 2009, we amended Article VIII of our charter to preserve the long-term value of our accumulated net operating losses (“NOLs,” and such mechanism to preserve our NOLs, the “NOL Protective Amendment”). The benefit of our NOLs would be significantly reduced if we were to experience an “ownership change” as defined in Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended. Under Section 382, calculating whether an “ownership change” has occurred is subject to inherent uncertainty. This uncertainty results from the complexity and ambiguity of the Section 382 provisions, as well as limitations on the knowledge that any publicly-traded company can have about the ownership of and transactions in its securities. In the event of an “ownership change,” we would only be allowed to use a limited amount of NOLs to offset our taxable income subsequent to the “ownership change.” The NOL Protective Amendment was adopted to combat that possible situation and ensure an ownership change does not occur.

Article VIII could be deemed to have an “anti-takeover” effect because, among other things, it restricts the ability of a person, entity or group to accumulate 4.9% or more of our common stock and the ability of persons, entities or groups now owning 4.9% or more of common stock from acquiring additional shares of common stock, without the approval of the board of directors or a duly authorized committee thereof. Accordingly, any direct or indirect transfer attempted in violation of the restrictions in the charter would be void as of the date of the purported transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of common stock would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such common stock, or in the case of options, receiving common stock in respect of their exercise. The board of directors has the discretion to approve a transfer of common stock that would otherwise violate the transfer restrictions if it determines that such transfer is in our best interests.

Stockholder Special Meeting Procedures. Our bylaws provide that a special meeting may be called by stockholders holding at least 50% of the votes entitled to be cast. In addition, our bylaws limit the matters that can be acted upon at a stockholders special meeting to those included in the notice for such meeting or brought before the meeting by the board of directors or the chief executive officer (“CEO”).

Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting. These stockholder notice procedures provide that only persons that are nominated by or under the direction of the board of directors, or by any nominating committee or person appointed by the board of directors, or by a stockholder who was a stockholder at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures also provide that at an annual meeting only the business as has been specified in the notice of meeting, or brought before the meeting by our board of directors or CEO, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring the business before the meeting, may be conducted. To be timely, a stockholder’s nomination or notice must be delivered to or mailed and received by our secretary at our principle executive offices not earlier than the 150th day nor later than the 120th day prior to the first anniversary date of mailing of the notice for the preceding year’s annual meeting (or, with respect to a proposal required to be included in the our proxy statement pursuant to Rule 14a-8 of the Exchange Act, or its successor provision, the earlier date such proposal was received), provided that in the event the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than the later of the 120th day prior to the date of such annual meeting or the tenth day following the date on which public announcement of the date of such meeting is first made.

In addition, under these stockholder notice procedures, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, the individual will not be eligible for election as a director, or the business will not be transacted at the meeting, as the case may be.

Other provisions of the MGCL and our charter and bylaws may also have the effect of delaying or preventing a change of control, even where the stockholders may consider it to be favorable. These provisions could also prevent or hinder an attempt by stockholders to replace our current directors and include: (i) a classified board of directors; (ii) a provision that directors may only be removed for cause; (iii) a limitation on the maximum number of directors; and (iv) the ability of the board of directors to designate and cause us to issue shares of our preferred stock.